EXHIBIT 99.5
Notice to LSE

Block Listing Six Monthly Return
3 May 2024
In accordance with Listing Rule 3.5.6R, a final block listing return is set out below.

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Global Employee Share Plan
Period of return:	28 October 2023 to 2 May 2024
Balance of unallotted securities under scheme(s) from previous return:	23,998
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	35,000
Less: Number of securities issued / allotted under scheme(s) during period:	23,479
Equals: Balance under scheme(s) not yet issued / allotted at end of period:	35,519

Name of contact:	Andy Hodges
Telephone number of contact:	0207 781 2000
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.
Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company
Secretary.
riotinto.com
Notice to LSE2 / 2